John H. Lively Partner EMAIL ADDRESS jlively@blackwellsanders.com	4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112	DIRECT LINE (816) 983-8177 TELEPHONE (816) 983-8000	FAX (816) 983-8080 WEBSITE ADDRESS www.blackwellsanders.com
December 13, 2007
VIA EDGAR AND FEDERAL EXPRESS
Mr. Keith A. O’Connell
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Diamond Portfolio Investment Trust (the “Trust”) Diamond Portfolio Large Cap Quality Growth Fund (the “Fund”) SEC File Numbers: 333-146482 and 811-22129
Dear Mr. O’Connell:
     On November 13, 2007, the Trust filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”) under the Investment Company Act of 1940, as amended and the Securities Act of 1933, as amended. On November 20, 2007, you contacted me to provide comments on the Amendment. This letter responds to your Comments. We have summarized each of your comments in this letter for your reference, and provided the Trust’s response below each such comment. Please note that the Trust hereby retracts the FOIA request included in its November 13, 2007 response to your letter of October 24, 2007 in which you provided comments to the Trust’s initial filing of the Registration Statement on Form N-1A. Also note that changes to disclosures in the Registration Statement as discussed in this letter have been made in Pre-Effective Amendment No. 2 (“Amendment No. 2”), which is now being filed at the same time we are submitting this letter as a correspondence filing.
Prospectus — Institutional Shares
Investment Objective and Principal Investment Strategies, page 1
1.
Comment: The prospectus states, “Diamond Portfolio Advisors, LLC (the “Adviser”), the adviser to the Fund, considers a company to be a “large capitalization” company if it has, at the time of purchase by the Fund, a market capitalization within the range of market values of issuers included in the Russell 1000® Growth Index. The Russell 1000® Growth Index is a widely recognized, unmanaged index of common stocks that measures the performance of the 1,000 largest U.S. domiciled companies that exhibit growth-oriented characteristics. Companies with growth characteristics tend to be companies with higher than average price/earnings or price/book ratios. On September 30, 2007, the market value of companies in the index varied from approximately $1.0 billion to approximately $521.4 billion.” You expressed concern with using the lower end of that index as a floor in the definition of the term “large capitalization” company. Although we indicated to you our belief that the use of such an index to define a floor for large cap

December 13, 2007

mutual funds was common in the industry, you indicated a concern that investors may not perceive an issuer with a market capitalization of approximately $1.0 billion to be a “large capitalization” company. You requested that we clarify this section of the Fund’s prospectuses to indicate the minimum market capitalization in which the Fund will normally invest — you suggested that an appropriate minimum may be $3.0 billion.

Response: The Trust has revised the Fund’s prospectuses to indicate that the Adviser, anticipates normally investing the majority of assets of the Fund in the securities of issuers with market capitalizations of at least $5.0 billion. Also note that since the filing of the Amendment the Adviser has determined that The Russell 1000® Index is a more appropriate index for the Fund than the Russell 1000® Growth Index, and, as a result, the Fund has made revisions in Amendment No. 2 to the disclosure in the strategies section of the Fund’s prospectuses to reflect this change.

Prospectus — Institutional Shares
Prior Performance of the Adviser, page 6
2.
Comment: You provided several comments pertaining to the presentation, of the “related performance” of Tom Weary, the Fund’s portfolio manager. Specifically, your comments pertained to the use of Mr. Weary’s performance record prior to the establishment of the Adviser, the need to identify the auditor of the GIPs compliant performance information, the need to include the taxable accounts in the presentation, as well as the tax-exempt accounts, and the need to provide more detail regarding the calculation method for determining the related performance as it relates to the method proscribed by Form N-1A for calculating performance.

Response: In Amendment No. 2, the Trust has removed the related performance information from the Fund’s prospectuses.
Purchasing Shares, page 8
3.
Comment: The prospectus states, “The Institutional Class shares of the Fund are intended for use by certain eligible institutional investors, including the following: . . . (viii) [fee-only based consultants]. . .” Please clarify the meaning of the bracketed term, “fee-only based consultants.”

Response: The Trust has removed the category “fee-only based consultants” from the disclosure described above. The Trust has added disclosure to the effect that the Institutional Class shares of the Fund are also available for other investors who meet the minimum investment requirements and where such an investor’s financial adviser intermediary has made a determination that this class of shares is appropriate in light of the particular circumstances of the potential investor. The Trust has also clarified that the Institutional Class shares are available to employees of the Adviser and its affiliates.

December 13, 2007

Statement of Additional Information (“SAI”)
Disclosure of Portfolio Securities Holdings, page 8
4.
Comment: Item 11(f)(2) requires the SAI to describe any ongoing arrangements to make available information about the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. To the extent the SAI does not identify certain entities named and they are not defined elsewhere in the SAI (e.g., financial printers), please identify such entities.

Response: The Trust has added disclosure to indicate that it now has an arrangement in place with Bowne & Co., Inc., its financial printer.
* * *
     The Fund acknowledges that
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We look forward to hearing from you soon to discuss any comments you may have respecting this letter.

Sincerely,
/s/ John H. Lively

John H. Lively

cc:     Tom Weary, Diamond Portfolio Advisors, LLC